UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALX ONCOLOGY HOLDINGS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

00166B105

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Jason Lettmann

Chief Executive Officer

ALX Oncology Holdings Inc.

323 Allerton Avenue

South San Francisco, California 94080

Telephone: 650-466-7125

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Kenneth A. Clark

Michael E. Coke

Christina L. Poulsen

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to an offer by ALX Oncology Holdings Inc., a Delaware corporation (“ALX” or the “Company”), to Eligible Employees (as defined below) to exchange (the “Offer”) certain options to purchase up to an aggregate of 3,441,075 shares of the Company’s common stock granted under our Amended and Restated 2020 Equity Incentive Plan (the “Plan”), with an exercise price per share greater than $2.75 and greater than the closing sales price of a share of our common stock on The Nasdaq Global Select Market on the date the Offer expires, whether vested or unvested, that are outstanding at the start of the Offer and remain outstanding and unexercised through the expiration of the Offer (“Eligible Options”), for new options to purchase shares of our common stock (“New Options”).

An “Eligible Employee” refers to each employee of ALX or any of its subsidiaries who resides in or whose principal work location is in the United States as of the start of the Offer, and remains an employee of ALX or any of its subsidiaries who resides in or whose principal work location is in the United States through the expiration of the Offer and the date the New Options are granted, excluding any individual who serves as either an officer, within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, of ALX, or certain other specified members of senior management of ALX, at any time from the start of the Offer through the expiration of the Offer (such excluded individuals, the “Designated Officer”). Designated officers are not eligible employees and therefore are not eligible to participate in the Offer. In addition, non-employee members of the board of directors of ALX and consultants of ALX or any of its subsidiaries are not eligible to participate in the Offer.

These Eligible Options may be exchanged for New Options upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated December 2, 2024 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Launch Email to All Eligible Employees from optionexchange@alxoncology.com on behalf of Jason Lettmann, our Chief Executive Officer, dated December 2, 2024, attached hereto as Exhibit (a)(1)(B), and (iii) the Election Form, together with it associated instructions, attached hereto as Exhibit (a)(1)(D). The following disclosure materials were also made available to Eligible Employees: (I) the Form of Eligible Option Schedule, attached hereto as Exhibit (a)(1)(C), (II) the Form of Confirmation Email to Employees who Elect to Participate in or Withdraw From the Offer, attached hereto as Exhibit (a)(1)(E), (III) the Form of Reminder Email, attached hereto as Exhibit (a)(1)(F), (IV) the Form of Notice Email Announcing Final Offer Terms, attached hereto as Exhibit (a)(1)(G), and (V) the Form of Notice Email Announcing Expiration of Offer to Exchange Certain Outstanding Stock Options for New Stock Options, attached hereto as Exhibit (a)(1)(H). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

ALX Oncology Holdings Inc. is the issuer of the securities subject to the Offer. The address of the Company’s principal executive office is 323 Allerton Avenue, South San Francisco, California 94080, and the telephone number at that address is (650) 466-7125. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning ALX” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Options. The number of shares subject to any New Options to be issued in the Offer will depend on the number of shares of common stock subject to the Eligible Options tendered by Eligible Employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “2. Participation in exchange; number of shares subject to new options; expiration date,” “6. Acceptance of options for exchange and issuance of new options,” and “9. Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “8. Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “1. Eligibility,” “2. Participation in exchange; number of shares subject to new options; expiration date,” “3. Purpose of the Offer,” “4. Procedures for electing to exchange options,” “5. Withdrawal rights and change of election,” “6. Acceptance of options for exchange and issuance of new options,” “7. Conditions of the Offer,” “8. Price range of shares underlying the options,” “9. Source and amount of consideration; terms of new options,” “12. Status of options acquired by us in the Offer; accounting consequences of the Offer,” “13. Legal matters; regulatory approvals,” “14. Material income tax consequences,” “15. Extension of Offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference. The Plan and related agreements attached hereto as Exhibits (d) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “3. Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “6. Acceptance of options for exchange and issuance of new options” and “12. Status of options acquired by us in the Offer; accounting consequences of the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “3. Purpose of the Offer” and “9. Source and amount of consideration; terms of new options” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “9. Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “7. Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “10. Information concerning ALX,” “17. Additional information” and “18. Financial statements” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and the most recent Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024, June 30, 2024, and September 30, 2024, can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” and “13. Legal matters; regulatory approvals” is incorporated herein by reference.

(c) Other Material Information.

Not applicable.

Item 12. Exhibits.

INCORPORATED BY REFERENCE
NUMBER	EXHIBIT TITLE	FORM	FILE NO.	EXHIBIT	FILING DATE	FILED HEREWITH

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated December 2, 2024.					X

(a)(1)(B)	Launch Announcement.					X

(a)(1)(C)	Form of Eligible Option Schedule.					X

(a)(1)(D)	Election Form.					X

(a)(1)(E)	Form of Confirmation Email.					X

(a)(1)(F)	Form of Reminder Email.					X

(a)(1)(G)	Form of Notice Email Announcing Final Offer Terms.					X

(a)(1)(H)	Form of Expiration Notice Email.					X

(b)	Not applicable.

(d)	Amended and Restated 2020 Equity Incentive Plan and forms of agreements thereunder.	S-1/A	333-239490	10.2	July 13, 2020

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.					X

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ALX ONCOLOGY HOLDINGS INC.

/s/ Jason Lettmann
Jason Lettmann
Chief Executive Officer

Date: December 2, 2024